FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of February, 2004


                                  UNILEVER PLC
                 (Translation of registrant's name into English)

                  UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

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Exhibit 99 attached hereto is incorporated herein by reference.

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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            UNILEVER PLC


                                        /S/ S G WILLIAMS
                                        By  S G WILLIAMS
                                            SECRETARY


Date: February 12, 2004



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                            EXHIBIT INDEX
                            -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                          Notice to London Stock Exchange dated
                            12 February 2004 Dividend Declaration

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Exhibit 99


                    NOT FOR PUBLICATION BEFORE 0700 HOURS ON

                            THURSDAY 12 FEBRUARY 2004

                                  UNILEVER PLC

NOTICE is hereby given that 21 May 2004 is the RECORD DATE for the final ORDINARY DIVIDEND for 2003 payable on 14 June 2004.


                                  S G WILLIAMS
                                    Secretary

Port Sunlight
Wirral
Merseyside
CH62 4ZD

12 February 2004

In accordance with the current procedure of The London Stock Exchange, the 1.4p Ordinary Shares in Unilever PLC will be quoted ex. dividend on 19 May 2004.


                        American shares each representing

                    four 1.4p Ordinary Shares in Unilever PLC

The arrangements between Morgan Guaranty Trust Company of New York ("Morgan") and Unilever PLC for the issue by Morgan in New York of Depositary Receipts for American shares against the deposit with Morgan in London of 1.4p Ordinary Shares in Unilever PLC provide that acceptance of ex. dividend shares tendered to Morgan in London for deposit on or before the record date fixed in New York for payment of a dividend on the American shares, shall be deferred until after such record date.

The record date fixed for the final dividend for 2003 on the American Shares is 21 May 2004.